Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

June 4, 2018

On May 30, 2018, the Taiwanese Fair Trade Commission issued a letter to KLA-Tencor Corporation (“KLA-Tencor”) and Orbotech Ltd. (“Orbotech”) informing them that it would not exercise jurisdiction over the proposed merger involving the two companies because the proposed merger does not have any direct, substantial or foreseeable impact on the relevant market in Taiwan. Also, on May 15, 2018, the Austrian Federal Competition Authority provided antitrust clearance for the proposed merger.

Additional Information and Where to Find It

This communication is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 that includes a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a preliminary proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and will be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).